UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)<F1>


                   INTERNATIONAL FAMILY ENTERTAINMENT, INC.
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                             (Name of Issuer)


                Class B Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                  45950M 10 6
                   ---------------------------------------
                                (CUSIP Number)


  M.G. "Pat" Robertson, 1000 Centerville Lane, Virginia Beach, Virginia 23463
  (757) 579-5770
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
    and Communications)


                                 June 11, 1997
                      ------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
<F1>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 45950M 10 6                          Page   2   of   6   Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           M.G. Robertson (###-##-####), individually and as trustee for the Robertson Charitable Remainder Unitrust.

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) /  /

                                                                      (b) /  /

3     SEC USE ONLY

4     SOURCE OF FUNDS

           OO and PF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                                   /  /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

           United States

  NUMBER OF    7    SOLE VOTING POWER
    SHARES            3,756,375
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY
     EACH
  REPORTING    9    SOLE DISPOSITIVE POWER
    PERSON            3,756,375
     WITH
               10   SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,756,375

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                              /x/

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.4%

14    TYPE OF REPORTING PERSON

           IN and OO

          This Amendment No. 2 amends and supplements the Schedule 13D previously filed by the Reporting Person, as amended and supplemented by Amendment No. 1 filed with respect thereto ("Amendment No. 1").

Item 1.   Security and Issuer.

          This statement relates to the Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of International Family
Entertainment, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 2877 Guardian Lane, Virginia Beach, Virginia 23452.


Item 2.   Identity and Background.

          This statement is being filed by M.G. "Pat" Robertson, a United States citizen, whose principal occupation is serving as Chairman of the Board of Directors of The Christian Broadcasting Network, Inc. ("CBN") and as Chairman of the Board of Directors of the Company. This statement also relates to M.G. "Pat" Robertson in his capacity as trustee of the Robertson Charitable Remainder Unitrust (the "Charitable Remainder Trust"), which was established by him.


Item 3.   Source and Amount of Funds or Other Consideration.

          Since the filing of Amendment No. 1, M.G. "Pat" Robertson has transferred 131,250 shares, as adjusted to reflect the stock split described below, of Class B Common Stock in gifts to various charities. In June, 1995, the Company granted M.G. "Pat" Robertson options to purchase up to 500,000 shares of Class B Common Stock, subject to vesting. In November, 1995, M.G. "Pat" Robertson sold 125,000 shares of Class B Common Stock in an open market sale. In December, 1996, M.G. "Pat" Robertson transferred 26,650 shares of Class B Common Stock to each of the Gordon P. Robertson Irrevocable Trust, the Elizabeth F. Robinson Irrevocable Trust and the Ann R. LaBlanc Irrevocable Trust (collectively, the "Irrevocable Trusts" and together with the Charitable Remainder Trust, the "Trusts") which were established by him. As trustee of the Trusts, M.G. "Pat" Robertson has voting and investment power with respect to, and thus beneficial ownership of, the shares owned by such Trusts. In January, 1996, the Company effected a five-for-four stock split resulting in M.G. "Pat" Robertson having beneficial ownership of 3,125,000 of Class A Common Stock (which are convertible into Class B stock on a one-for-one basis) owned by the Charitable Remainder Trust and 631,375 shares of Class B Common Stock, including 125,000 shares of Class B Common Stock subject to presently exercisable options.

Item 4.   Purpose of the Transaction.

          Pursuant to a Stock Purchase Agreement (the "Stock Purchase Agreement") (Exhibit 1 hereto), dated as of June 11, 1997, by and among Fox Kids Worldwide, Inc., a Delaware corporation (the "Purchaser"), M.G. "Pat" Robertson, individually and as trustee of the Trusts, Lisa and Timothy B. Robertson ("Tim Robertson"), as joint tenants, and Tim Robertson individually, as trustee of each of the Timothy and Lisa Robertson Children's Trust (the "TR Family Trust") and the Timothy B. Robertson Charitable Trust and as custodian to and for each of his children, M.G. "Pat" Robertson has agreed, subject to the terms and conditions thereof, on his behalf and on behalf of the Trusts to sell 506,375 shares of Class B Common Stock and 3,125,000 shares of Class A Common Stock (in the form of Class B Common Stock) to the Purchaser for a cash price of $35 per share. In addition, pursuant to the Stock Purchase Agreement and subject to the terms and conditions thereof, following the sale of such shares, M.G. "Pat" Robertson has agreed to exercise all options held by him to acquire 625,000 shares of Class B Common Stock and to immediately sell such shares to the Purchaser for a cash price of $35 per share.

          The Purchaser, Fox Kids Merger Corporation, a Delaware corporation, and wholly-owned subsidiary of the Purchaser ("FKW Sub") and the Company have entered into a certain Agreement and Plan of Merger (the "Merger Agreement") (Exhibit 2 hereto), providing for the merger (the "Merger") of FKW Sub into the Company, which shall be the surviving corporation, in which the holders of the Company's common stock will receive cash consideration of $35 per share. M.G. "Pat" Robertson, individually and as trustee of the Trusts, has delivered to the Company a written consent approving the Merger Agreement and the Merger with respect to the above-described shares of Class A Common Stock and Class B Common Stock.


Item 5.   Interest in Securities of the Issuer.

(a) M.G. "Pat" Robertson, individually and as trustee of the Trusts, is the beneficial owner of 3,756,375 shares of Class B Common Stock, including the 3,125,000 shares of Class B Common Stock issuable upon conversion of the Class A Common Stock held of record by the Charitable Remainder Trust and 125,000 shares subject to presently exercisable options, representing 10.4% of the Class B Common Stock outstanding, as adjusted for the conversion of such Class A Common Stock and the exercise of such options.

(b) M.G. "Pat" Robertson, individually and as trustee of the Trusts, has the sole power to vote and to dispose of the shares of Class B Common Stock beneficially owned by him and described in Item 5(a) above.

(c) Except for the transactions described in Item 4 above, M.G. "Pat" Robertson has not effected any transaction in the Class B Common Stock during the past sixty (60) days.

(d) Other than the Trusts, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock described in
          Item 5(a) as beneficially owned by M.G. "Pat" Robertson.

(e)       Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          See Item 4 above.

          In connection with the transactions contemplated by the Stock Purchase Agreement, M.G. "Pat" Robertson, individually and as trustee of the

Charitable Remainder Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, Liberty IFE, Inc., a Delaware corporation ("LIFE"), and the Company have entered a certain Termination Agreement (the "Termination Agreement") (Exhibit 3 hereto) terminating, subject to the terms and conditions thereof, the Amended and Restated Shareholder Agreement, dated as of September 1, 1995 (as amended, the "Shareholder Agreement"). The Shareholder Agreement was previously filed as Exhibit 2(c) to the Company's Current Report on Form 8-K, dated December 15, 1995, and was substantially the same as the Stockholder Agreement which it amended and restated and which is described more fully in Amendment No. 1. In addition, LIFE and CBN, pursuant to a certain waiver (the "Waiver") (Exhibit 4 hereto), have agreed to waive, subject to the terms and conditions thereof, certain rights of first refusal, co-sale and other rights which they had under the Shareholder Agreement with respect to the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement.


Item 7.   Material to be Filed as Exhibits.

1. Stock Purchase Agreement, dated as of June 11, 1997, by and among the Purchaser, M.G. "Pat" Robertson, individually and as trustee of each of the Trusts and certain other shareholders.

2. Agreement and Plan of Merger, dated as of June 11, 1997, by and among the Purchaser, FKW Sub and the Company.

3. Termination Agreement, dated as of June 11, 1997, by and among M.G "Pat" Robertson, individually and as trustee of the Charitable Remainder Trust, Timothy B. Robertson, individually and as trustee of the TR Family Trust, CBN, LIFE and the Company.

4.   Waiver, dated June 11, 1997, by each of LIFE and CBN.

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 12, 1997


                                         /s/ M.G. "Pat" Robertson
                                      --------------------------------------
                                      M.G. "Pat" Robertson,
                                      individually, and as trustee of the
                                      Robertson Charitable Remainder Unitrust